FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 16th April, 2004	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

April 16, 2004

The National Bank of Greece will proceed with changes to its executive and senior management structure with a view to improve its efficiency and align it with international practices. The changes will be submitted to the Board of Directors for approval and, subsequently for confirmation by the AGM. The proposed structure will:

a.	upgrade the areas of Internal Audit, Strategic Planning, and Risk Management,

b.	upgrade the role of the core business line executives,

c.	distinguish the core business lines from the support units at the level of senior management,

d.	create three core business lines and promote cross selling between them, initially at the Bank level, and later at the Group level.

The new management structure includes only one Deputy Governor and Ioannis Pechlivanidis will be proposed for this position.

The general managers will be divided into two categories: those pertaining to core business lines and those pertaining to operations and support; all derive from the ranks of the Bank to ensure the uninterrupted flow of business activity.

There will be three core business lines:

1.	Corporate and Investment Banking (including shipping), which will be headed by Alexandros Tourkolias, who was the general manager for shipping until now.

2.	Consumer Banking, comprising the branch network, mortgage lending, consumer lending, and lending to small businesses, which will be headed by Yiannis Filos, who was the general manager for the domestic branch network until now.

3.	Private Banking and Treasury operations, which will be headed by the Group Treasurer Petros Christodoulou. Treasury is not considered a core business line, and therefore will shortly be moved to the support functions.

At the level of operations and support, there will be seven senior management positions:

1.	Legal services will be headed by the General Counsel, Agisilaos Karampelas.

2.	Human resources will be headed by Abraham Triantafillidis.

3.	The Chief Financial Officer/Chief Operational Officer will be Anthimos Thomopoulos

4.	International will be headed by Agis Leopoulos

5.	The Chief Economist and Chief Strategist will be Paul Mylonas

6.	The Chief Risk Officer will be Michael Oratis

7.	The Chief Internal Auditor will be George Paschas

The new general managers will be asked to propose the restructuring of their respective areas of responsibility.

As regards the existing general managers who are adversely affected by the management restructuring, the Bank will request their support for short transitional period, will make every effort to redeploy them as advisors in areas of their expertise and, in any event, will fulfill its contractual obligations.

Yiannis Pechlivanidis

Date of Birth:	21st February 1953, Athens

Employment Experience

2003 to date	Banc Post S.A. Romania (Subsidiary of EFG Eurobank) First Vice-President

1999-2002	Novabank S.A., Athens Managing Director

1990-1999	Chios Bank S.A., Athens Head of Consumer Credit, Head of Consumer Business and finally General Manager

1989-1990	Bank of America N.T. and S.A., Athens Deputy General Manager and Senior Credit Officer

1980-1989	The First National Bank of Chicago, Athens, Abu Dhabi, London Senior Regional Credit and Marketing Position

Education

1977	The London School of Economics and Political Sciences Master of Science in Economics

1976	Wesleyan University, USA Bachelor of Arts in Economics

1972	Athens College